Exhibit (m)(5)(ii)

NEUBERGER BERMAN INCOME FUNDS

CLASS R3

PLAN PURSUANT TO RULE 12b-1

SCHEDULE A

Class R3 of the following series of Neuberger Berman Income Funds is subject to this Plan Pursuant to 12b-1, at the fee rates specified:

Series	Distribution Fee (as a Percentage of Average Daily Net Assets of Class R3)

Neuberger High Income Bond Fund	0.25%

Series	Service Fee (as a Percentage of Average Daily Net Assets of Class R3)

Neuberger High Income Bond Fund	0.25%

Date: February 28, 2026